FOIA Confidential Treatment Request under 17 C.F.R. §200.83
The entity requesting confidential treatment is:
AK Steel Holding Corporation
9227 Centre Pointe Drive
West Chester, OH 45069
Attn: David C. Horn
EVP, General Counsel and Secretary
(513) 425-2690

By Electronic Submission

February 13, 2013

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AK Steel Holding Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
Response dated January 22, 2013
File No. 1-13696

Dear Mr. Decker:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter from you to Mr. Roger K. Newport dated February 7, 2013 related to the Form 10-K for the year ended December 31, 2011 filed by AK Steel Holding Corporation (“AK Steel” or the “Company”). The Company's response to the Commission's letter is provided below.

Please note that as of the date hereof we have submitted a Freedom of Information Act confidential treatment request with respect to certain confidential information set forth in our response, pursuant to Rule 83 (17 C.F.R. §200.83) of the Rules of Practice of the SEC. All of the confidential items are contained in Exhibit B to this letter. As a result, we have redacted Exhibit B from the response that we filed electronically on the EDGAR system. We have submitted a complete and unredacted version of our response to the SEC in paper form.

We acknowledge that AK Steel is responsible for the adequacy and accuracy of the disclosure in our filing and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. Furthermore, we acknowledge that AK Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (513) 425-2690, or Joseph C. Alter, Assistant General Counsel-Corporate and Chief Compliance Officer, at (513) 425-2659, if you have any questions or require any further information with respect to these matters.

Very truly yours,

/s/ David C. Horn

David C. Horn
Executive Vice President, General Counsel and Secretary

cc:	Ernest Greene, SEC
Jeanne Baker, SEC
Roger K. Newport
Joseph C. Alter
Gregory A. Hoffbauer

General

1.
Comment:    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:    AK Steel will comply with this comment.

Management's Discussion and Analysis of Financial Condition and Results…, page 13

2011 Compared to 2010, page 15

Non-GAAP Financial Measures, page 17

2.	Comment: We note your response to comment three from our letter dated December 20, 2012. We have the following comments:

•	As previously requested, please quantify for readers your expected return on plan assets and your actual return on plan assets; and

•
Your proposed disclosures indicate that you have presented your non-GAAP measures to facilitate the ability to analyze the Company's financial results in relation to those of its competitors by excluding items which otherwise would distort comparison. Notwithstanding the fact that even on a GAAP basis companies have different amounts of amortization of prior service costs and actuarial gains and losses based on their unique circumstances, we believe it is important to clarify within the context of your non-GAAP disclosures that your GAAP and non-GAAP measures also excludes the amortization of prior period actuarial gains or losses related to the unrecognized actual gains or losses that exceeded 10% of the larger of the projected benefit obligation or plan assets.

Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

Response:    We will comply with this disclosure in our annual report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) and future filings, as applicable. Supplementally in Exhibit A to this letter, we have provided a draft of the revised disclosures for the Non-GAAP Financial Measures section that we propose to include in our 2012 Form 10-K.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 46

Concentration of Credit Risk, page 47

3.	Comment: We note your response to comment five from our letter dated December 20, 2012 and have the following additional comments.

•
Please provide us with the financial information that is regularly used by your CODM in allocating resources or assessing performance. Please better explain how your CODM allocates resources using consolidated results;

•
You indicate that you do not regularly use “stand alone” location specific or product line-specific discrete financial information to allocate resources or access performance. Please provide us with representative copies of this financial information and clarify how often is reviewed by your CODM;

•	Please provide us with representative copies of any other limited financial information reviewed by your CODM and clarify how often he reviews this information;

•	Please provide us with the operating results of your European trading companies and clarify how often such results are reviewed by your CODM; and

•	Provide us with representative copies of financial information reviewed by your Board of Directors.

Response:    Supplementally in Exhibit B to this letter, we have provided responses to this comment.

Note 14 - Variable Interest Entities, page 75

4.
Comment:    We note your response to comment six from our letter dated December 20, 2012. We note that your maximum exposure may be implied in your current disclosure. However, please specifically disclose your maximum exposure to loss as a result of your involvement with Magnetation JV as required by ASC 810-10-50-4.

Response:    We will comply with this disclosure in our 2012 Form 10-K and future filings. Supplementally in Exhibit A to this letter, we have provided a draft of the disclosure that we propose to include in our 2012 Form 10-K in response to this comment.

EXHIBIT A

AK STEEL HOLDING CORPORATION
(dollars in millions, except per share amounts)

Comment 2

Below is a revised disclosure addressing the Staff comments that we intend to include in the Non-GAAP Financial Measures discussion in the 2011 Compared to 2010 section of the Management Discussion and Analysis in our annual report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”). A comparable discussion will be included in the 2012 Compared to 2011 section. The following disclosure would replace the second paragraph of the 2011 Compared to 2010 Non-GAAP Financial Measures section and is redlined to show the changes from our response on January 22, 2013:

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants' life expectancy. ~~The Company's results on a GAAP basis and a non-GAAP basis therefore exclude the amortization of prior period actuarial gains/losses related to the unrecognized actuarial gains or losses that exceeded 10% of the larger of projected benefit obligations or plan assets that were immediately recognized as a corridor adjustment.~~ The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company's results on a quarter-to-quarter basis, as well as analyzing the Company's results on a year-to-year basis. As a result of the Company's corridor method of accounting, the Company's subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The two most significant of those assumptions are the discount rate used to value projected plan obligations and the rate of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold prior to remeasurement will affect the calculation of the corridor adjustment. The effect of prevailing interest rates on the discount rate as of the December 31 measurement date and the actual return on plan assets compared to the expected return will have a significant impact on the determination of the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. For example, the corridor charge for 2011 was driven by actuarial losses caused primarily by (1) a decrease in the discount rate assumption from 5.36% at December 31, 2010 to 4.74% at December 31, 2011 (an actuarial loss of approximately $180) and (2) the net effect of the difference between the expected ~~estimated~~ return on assets during 2011 of 8.5% ($207.5) and the actual return on assets of 2.4% ($47.6) (netting to an actuarial loss of ~~approximately~~ $159.9). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. However, because different approaches are used in recognizing actuarial gains and losses, the Company's resulting pension expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies' pension expense on a GAAP basis. Although the corridor charge reduces reported operating and net income, it does not affect the Company's cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Comment 4

Below is a revised disclosure addressing the Staff comments that we intend to include in the notes to the consolidated financial statements included in our 2012 Form 10-K.

AK Steel's investment of capital in Magnetation is structured to occur in two phases. For Phase I, AK Steel agreed to contribute a total of $147.5 for its interest in the joint venture. AK Steel contributed $100.0 in October 2011, and made the final Phase I contributions of $47.5 in 2012 upon Magnetation achieving certain benchmarks with respect to production output and per ton cost of concentrate.

Phase II will involve the construction and operation of additional concentrate capacity and an iron ore pelletizing plant. For Phase II, AK Steel will contribute a total of $150.0 following Magnetation's satisfaction of certain conditions, primarily obtaining necessary permits, and the contributions are anticipated to occur over time between 2013 and 2015. AK Steel has no legal or contractual obligation to provide further financing to Magnetation beyond the amounts mentioned above and therefore the total contributions of $297.5 represents AK Steel's maximum exposure to loss associated with Magnetation.

CONFIDENTIAL TREATMENT REQUESTED BY
AK STEEL HOLDING CORPORATION

EXHIBIT B

AK STEEL HOLDING CORPORATION

Comment 3

[Rule 83 Confidential Treatment Request #1]

[**REDACTED**]